Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

Netherland, Sewell & Associates, Inc. has issued a report, as of December 31, 2012, of the “Estimate of Reserves and Future Revenue to the Ultra Petroleum Corporation Interest in certain oil and gas properties prepared in accordance with Securities and Exchange Commission guidelines” for Ultra Petroleum Corp. Netherland, Sewell & Associates, Inc. consents to the reference in Form 10-K to Netherland, Sewell & Associates, Inc.’s reserve reported dated February 11, 2013, and to the incorporation by reference of our Firm’s name and report into Ultra’s previously filed Registration Statements on Form S-8 (File Nos. 333-132443; 333-13342; 333-13278 and Form S-3 (File Nos. 333-89522; 333-162062)).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Thomas J. Tella II
Thomas J. Tella II
Senior Vice President

Dallas, Texas

February 20, 2013